B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended March 31, 2020

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at May 5, 2020 and contains certain “forward-looking information” and "forward-looking statements" under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three months ended March 31, 2020, which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2019. All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis. In respect of La Libertad and El Limon, as a result of their sale to Calibre Mining Corp. ("Calibre") on October 15, 2019, production is presented on a 100% basis for the period up until October 14, 2019 and on a 34% basis thereafter, representing the Company’s indirect ownership interest in the Nicaraguan operations through its equity investment in Calibre (subject to reduction if B2Gold’s interest in Calibre dilutes).

Additional information related to B2Gold, including the Annual Information Form, is available on SEDAR at www.sedar.com.

OVERVIEW
B2Gold is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. Up to October 14, 2019, the Company operated two additional mines in Nicaragua - La Libertad and El Limon mines. The Company also has a 50% interest in the Gramalote Project in Colombia and an 81% interest in the Kiaka Project in Burkina Faso. In addition, the Company has a portfolio of other evaluation and exploration projects in Mali, Burkina Faso, Namibia, Uzbekistan and Finland.
COVID-19
The Company has been monitoring the COVID-19 pandemic and the potential impact at B2Gold's operations since mid-February 2020. B2Gold places the safety and well-being of its workforce as the highest priority and continues to encourage input from all its stakeholders as the situation continues to evolve. The Company continues to monitor public and employee sentiment to ensure that stakeholders are in alignment with the continued operations at its mines. The Company has implemented several measures and introduced additional precautionary steps to manage and respond to the risks associated with the COVID-19 virus to ensure the safety of B2Gold's employees, contractors, suppliers and surrounding communities where the Company works while continuing to operate. These measures include the movement of people and goods, hygiene and cleanliness, social distancing and remote working, isolation procedures at B2Gold sites in the event of higher risk personnel, working with surrounding communities and contingency plans for potential disruptions including increases of supplies. The Company is continually updating the plan and response measures based on the safety and well-being of its workforce, the severity of the pandemic in areas where it operates, global response measures, government restrictions and extensive community consultation. The Company is working closely with national and local authorities and will be monitoring each site's situation closely while ensuring the safe operation of its mines.

Mining and milling operations have continued at the Fekola Mine in Mali and the Otjikoto Mine in Namibia, while due to a temporary fuel shortage, the Masbate Mine briefly suspended mining activities from March 22 to March 29, 2020, during which time the milling operations continued normally, processing ore from stockpiles. The Masbate Mine resumed mine operations using an estimated 50% of the mining fleet on March 29, 2020. The Company also continues to progress its expansion and development projects with some restrictions and delays being experienced by individual projects.

On March 30, 2020 B2Gold announced that at the Gramalote Project, a joint venture with AngloGold Ashanti Limited ("AngloGold"), infill drilling of the Inferred Mineral Resource would be temporarily suspended due to COVID-19, while other aspects of the Feasibility Study would continue to advance. The decision was taken considering the National Emergency and National Quarantine announced by the Colombian government and after consultation with surrounding communities and various levels of Colombian government. The Company expects that the suspension of drilling will likely delay the completion of the Gramalote project feasibility study to the first quarter of 2021.

On April 27, 2020, the Colombian government in Antioquia commenced a tightly regulated process of returning manufacturing and construction industries back to work while still maintaining strict controls over public movement. Working with Colombian authorities, the Company is preparing the reactivation of operational activities at the Gramalote Project, starting with the conditioning of Gramalote’s facilities, installation of monitoring technology, and development of COVID-19 management protocols. When those activities are completed, the Company will be able to reactivate some operational activities, including the recommencement of drilling with a reduced number of drills.

Basis of Presentation - Nicaraguan Assets - Discontinued Operations

On October 15, 2019, B2Gold completed the sale of the producing El Limon and La Libertad gold mines, the Pavon gold project and additional mineral concessions in Nicaragua (collectively, the "Nicaraguan Assets") to Calibre for aggregate consideration of $100 million (consisting of a combination of cash, common shares and a convertible debenture) (the “Calibre Transaction”), subject to an additional final payment for closing working capital of $18 million. As a result of closing the Calibre Transaction and the Calibre common shares subsequently issued to B2Gold upon the conversion of the convertible debenture in November 2019, the Company now holds approximately 34% of the total issued and outstanding Calibre common shares. B2Gold’s ongoing commitment to continuing involvement with the Nicaraguan operations is secured by its significant equity interest in Calibre, its right to appoint one director to the Board of Calibre and its participation in an Advisory Board of Calibre.

The comparative results for the first quarter of 2019 have been reclassified to account for the Nicaraguan Assets as discontinued operations in accordance with IFRS 5, Non-current assets held for sale and discontinued operations. The results of the Nicaraguan Assets have been presented as discontinued operations for all periods in the Condensed Interim Consolidated Statement of Operations and the Condensed Interim Consolidated Statements of Cash Flows. Commencing October 15, 2019, the Company no longer consolidates the results of the Nicaraguan Assets in its consolidated financial statements, but uses the equity method to account for its 34% ownership interest in Calibre. In addition, commencing October 15, 2019, B2Gold reports its attributable share of Calibre's production, cash costs and all-in sustaining costs in the Company's consolidated Non-IFRS measures.

Summary

Consolidated gold revenue in the first quarter of 2020 from the Company's three operating mines was a quarterly record of $380 million on sales of 239,500 ounces at an average price of $1,588 per ounce compared to $264 million on sales of 203,400 ounces at an average price of $1,298 per ounce in the first quarter of 2019 (excluding discontinued operations). Compared to the first quarter of 2019, the significant increase in consolidated gold revenue of 44% ($116 million) was mainly attributable to a 22% increase in the average realized gold price and an 18% increase in gold ounces sold. Despite the disruptions caused by the COVID-19 pandemic since March 2020, the Company continues to successfully ship its gold bullion inventory to refineries. For accounting purposes, gold revenues earned from El Limon and La Libertad mines in the first quarter of 2019 are excluded from consolidated gold revenue and are included in the "Loss from discontinued operations" line in the Condensed Interim Consolidated Statement of Operations.

Consolidated gold production in the first quarter of 2020 was 250,632 ounces, well-above budget by 7% (16,156 ounces) and a significant increase of 25% (50,090 ounces) over the first quarter of 2019 (excluding discontinued operations) with solid performances from all the Company’s operations, each of which exceeded its targeted production for the first quarter (refer to “Review of Mining Operations and Development Projects" section below). The significant increase in gold production over the first quarter of 2019 was driven by the Fekola Mine in Mali which had a very strong start to the year with record first quarter gold production of 164,011 ounces, well-above budget by 9% (14,011 ounces) and 49% (53,662 ounces) higher compared to the first quarter of 2019. Fekola’s significant increase in gold production over the first quarter of 2019 was mainly due to expansion of the Fekola mining fleet and optimization of the pit designs and mine plan for 2020, which have provided access to higher grade portions of the Fekola deposit earlier than anticipated in previous mine plans. Including attributable reported ounces from Calibre (14,230 ounces in the first quarter of 2020, previously estimated as 12,000 ounces in the Company's press release dated April 8, 2020), the Company’s total gold production in the first quarter of 2020 was a quarterly record of 264,862 ounces.

In the first quarter of 2020, consolidated cash operating costs1 were a quarterly record low of $367 per gold ounce produced ($382 per gold ounce sold), $53 per gold ounce produced (13%) less than budget and $87 per gold ounce produced (19%) less than the first quarter of 2019 (excluding discontinued operations). The Fekola Mine’s cash operating costs were a quarterly record low of $251 per gold ounce produced ($286 per gold ounce sold) for the first quarter of 2020, below budget by $40 per gold ounce produced (14%) and $132 per gold ounce produced (34%) lower than the first quarter of 2019. Including estimated attributable results for Calibre, cash operating costs for the first quarter of 2020 were $389 per gold ounce produced ($405 per gold ounce sold), $49 per gold ounce produced (11%) less than budget and $158 per gold ounce produced (29%) less than the first quarter of 2019. The favourable budget variance and prior period variance was attributable to the strong operating results from all of the Company's operations with above budget gold production and lower than budgeted total cash operating costs at all sites.

Consolidated all-in sustaining costs2 for the first quarter of 2020 were $695 per gold ounce sold compared to budget of $805 per gold ounce sold and $743 per gold ounce sold for the first quarter of 2019 (excluding discontinued operations). Including estimated attributable results for Calibre, all-in sustaining costs for the first quarter of 2020 were $721 per gold ounce sold compared to budget of $822 per gold ounce sold and $848 per gold ounce sold for the first quarter of 2019. The lower than budgeted all-in sustaining costs in the first quarter of 2020 reflect the lower cash operating costs lower described above as well as lower than budgeted sustaining capital and exploration expenditures. The lower sustaining capital and exploration expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2020.

Based on current assumptions for 2020, B2Gold remains well positioned for continued strong operational and financial performance. At the end of the first quarter of 2020, Calibre announced the temporary suspension of its Nicaraguan operations due to COVID-19, creating uncertainty as to what portion of the total forecasted production ounces from Calibre would be realized in 2020 (Calibre attributable ounces of between 45,000 and 50,000 were forecasted for 2020). However, given that the Company’s three operating mines are already 16,156 ounces ahead of budget at the end of the first quarter of 2020, the Company has determined that its overall consolidated production and financial guidance should be maintained. Therefore, total consolidated production guidance remains at between 1,000,000 and 1,055,000 ounces of gold; consolidated cash operating costs are forecast to be between $415 and $455 per ounce and consolidated all-in sustaining costs are forecast to be between $780 and $820 per ounce.

Net income for the first quarter of 2020 was $83 million compared to $27 million for the first quarter of 2019. For the first quarter of 2020, the Company generated net income attributable to the shareholders of the Company of $72 million ($0.07 per share) compared to $22 million ($0.02 per share) in the first quarter of 2019. Adjusted net income attributable to shareholders of the Company3 for the first quarter of 2020 was $99 million ($0.10 per share) compared to $32 million ($0.03 per share) in first quarter of 2019.

____________________
1 “Cash operating costs” a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
2 “All-in sustaining costs” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
3 “Adjusted net income attributable to shareholders of the Company” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

Cash flow provided by operating activities was $216 million in the first quarter of 2020 compared to $86 million in the first quarter of 2019, an increase of $130 million due mainly to higher revenues of $116 million. Higher current income taxes were offset by changes in the current tax payable. Based on current assumptions, including a gold price of $1,500 per ounce for the remainder of 2020, the Company now expects to make total cash income tax payments in 2020 of approximately $145 million ($15 million incurred in the first quarter of 2020) compared to the $115 million previously disclosed. The $30 million increase is principally due to higher forecasted revenues resulting from an increase in gold price assumption from the original budgeted price assumption of $1,350 per ounce to $1,500 per ounce for the balance of 2020.

B2Gold continues to maintain a strong financial position and liquidity. As at March 31, 2020, the Company had cash and cash equivalents of $208 million compared to cash and cash equivalents of $141 million at December 31, 2019. Working capital as at March 31, 2020 was $265 million compared to $242 million at December 31, 2019. As at March 31, 2020, the Company had drawn $175 million under the $600 million revolving credit facility ("RCF").

The Company continues to monitor the ongoing global impact of the COVID-19 pandemic and has sought to increase its overall cash liquidity by retaining a significant portion of cash generated from operations within cash and cash equivalents. As a precautionary measure and given the current uncertainty resulting from the COVID-19 pandemic, on April 8, 2020, the Company completed the draw down of a further $250 million on its $600 million RCF, resulting in a total revised drawn down balance of $425 million and available undrawn capacity of $175 million. The Company currently has no plans to utilize these funds for operating purposes given its strong financial position or for acquisitions. The $250 million was drawn to provide additional liquidity flexibility and assurance until the ultimate timing and outcome of the COVID-19 pandemic can be reasonably determined. In addition, the Company continues to monitor a wide range of outcomes on its financial position, including reviewing discretionary capital expenditures. At the present time, the Company has no pending scheduled debt repayment other than normal scheduled repayments on its Caterpillar equipment loan facilities.

Based on current assumptions, including the continued strong operating performance at each of the Company's mines and no other unforeseen work stoppages due to COVID-19, the Company still expects to have the option to repay the entire drawn balance of $425 million under its RCF over the course of the 2020 fiscal year and finish 2020 in a strong net positive cash position.

On January 16, 2020, the Company announced an updated Fekola Mineral Resource estimate including a substantial increase in Indicated Mineral Resources at the Fekola Mine following a successful infill drill program in 2019.
On January 1, 2020, B2Gold assumed the manager role of the Gramalote Project. On January 21, 2020, the Company announced positive results from the Updated Preliminary Economic Assessment for the Gramalote Ridge deposit (“Gramalote Ridge”) at the Gramalote Project (the "Gramalote PEA").

On February 27, 2020, B2Gold’s Board of Directors declared a quarterly cash dividend of $0.01 per common share, paid on
March 23, 2020 to shareholders of record as of March 9, 2020.

The Company is also pleased to announce that it has increased its quarterly dividend by 100% to $0.02 per share, or an expected $0.08 per share annually, which will become effective upon approval and declaration of the second quarter dividend in June 2020. The declaration and payment of future quarterly dividends remains at the discretion of the Board of Directors and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

On April 28, 2020, the Company and its 10% partner GAMS-Mining F&I Ltd ("GAMS") entered into a definitive agreement with West African Resources Limited ("West African") for the sale of the Toega project located in Burkina Faso. The purchase consideration, due 90% to B2Gold and 10% to GAMS, consists of: an initial non-refundable cash payment of $10 million; a further payment of $10 million in cash or shares due upon completion of a feasibility study within 2 years (at which time the permits comprising the Toega project will be transferred to West African); production payments of $25 million in the form of a 3% net smelter returns ("NSR") royalty on production from the Toega project area; and a further 0.5% NSR royalty (to commence after the 3% NSR outlined above has been fully paid) which is capped at 1.5 million ounces.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended
	March 31,
	2020	2019

Gold revenue ($ in thousands)	380,298	263,982
Net income from continuing operations ($ in thousands)	83,008	35,245
Net loss from discontinued operations ($ in thousands)	—	(8,722)
Net income ($ in thousands)	83,008	26,523
Earnings per share from continuing operations – basic(1) ($/ share)	0.07	0.03
Earnings per share from continuing operations – diluted(1) ($/ share)	0.07	0.03
Earnings per share – basic(1) ($/ share)	0.07	0.02
Earnings per share – diluted(1) ($/ share)	0.07	0.02
Cash provided by operating activities of continuing operations ($ thousands)	216,213	85,198
Cash provided by operating activities of discontinued operations ($ thousands)	—	1,221
Cash provided by operating activities ($ in thousands)	216,213	86,419
Average realized gold price ($/ ounce)	1,588	1,298
Adjusted net income(1)(2) ($ in thousands)	98,889	31,578
Adjusted earnings per share(1)(2) – basic ($)	0.10	0.03
Excluding El Limon and La Libertad discontinued operations results:
Gold sold (ounces)	239,500	203,400
Gold produced (ounces)	250,632	200,542
Cash operating costs(2) ($/ gold ounce sold)	382	456
Cash operating costs(2) ($/ gold ounce produced)	367	454
Total cash costs(2) ($/ gold ounce sold)	490	545
All-in sustaining costs(2) ($/ gold ounce sold)	695	743
Including El Limon and La Libertad discontinued operations results, Equity investment in Calibre:
Gold sold (ounces)	253,730	232,076
Gold produced (ounces)	264,862	230,859
Cash operating costs(2) ($/ gold ounce sold)	405	545
Cash operating costs(2) ($/ gold ounce produced)	389	547
Total cash costs(2) ($/ gold ounce sold)	516	629
All-in sustaining costs(2) ($/ gold ounce sold)	721	848
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
First quarter 2020 and 2019
Revenue
Consolidated gold revenue in the first quarter of 2020 from the Company's three operating mines was a quarterly record of $380 million on sales of 239,500 ounces at an average price of $1,588 per ounce compared to $264 million on sales of 203,400 ounces at an average price of $1,298 per ounce in the first quarter of 2019 (excluding discontinued operations). Compared to the first quarter of 2019, the significant increase in consolidated gold revenue of 44% ($116 million) was mainly attributable to a 22% increase in the average realized gold price and an 18% increase in gold ounces sold. Despite the disruptions caused by the COVID-19 pandemic since March 2020, the Company continues to successfully ship its gold bullion inventory to refineries. For accounting purposes, gold revenues earned from El Limon and La Libertad mines in the first quarter of 2019 are excluded from consolidated gold revenue and are included in the "Loss from discontinued operations" line in the Condensed Interim Consolidated Statement of Operations.

Consolidated gold revenue for the first quarter of 2020 did not include any revenue relating to the delivery of gold into the Company's Prepaid Gold Sales contracts associated with the Company's Prepaid Gold Sales transactions as final delivery into these contracts were in the second quarter of 2019. Consolidated gold revenue for the first quarter of 2019 included $18 million relating to the delivery of gold into the Company's Prepaid Gold Sales contracts.

In the first quarter of 2020, the Fekola Mine accounted for $240 million (Q1 2019 - $151 million) of gold revenue from the sale of 150,700 ounces (Q1 2019 - 115,800 ounces), the Masbate Mine accounted for $74 million (Q1 2019 - $66 million) of gold revenue from the sale of 46,900 ounces (Q1 2019 - 50,400 ounces) and the Otjikoto Mine accounted for $66 million (Q1 2019 - $49 million) of gold revenue from the sale of 41,900 ounces (Q1 2019 - 37,200 ounces). Excluded from gold revenue in the first quarter of 2019 was El Limon's gold revenue of $15 million from the sale of 11,404 ounces and La Libertad Mine's gold revenue of $23 million from the sale of 17,272 ounces.

Production and operating costs
Consolidated gold production in the first quarter of 2020 was 250,632 ounces, well-above budget by 7% (16,156 ounces) and a significant increase of 25% (50,090 ounces) over the first quarter of 2019 (excluding discontinued operations) with solid performances from all the Company’s operations, each of which exceeded its targeted production for the first quarter (refer to “Review of Mining Operations and Development Projects" section below). The significant increase in gold production over the first quarter of 2019 was driven by the Fekola Mine in Mali which had a very strong start to the year with record first quarter gold production of 164,011 ounces, well-above budget by 9% (14,011 ounces) and 49% (53,662 ounces) higher compared to the first quarter of 2019. Fekola’s significant increase in gold production over the first quarter of 2019 was mainly due to expansion of the Fekola mining fleet and optimization of the pit designs and mine plan for 2020, which have provided access to higher grade portions of the Fekola deposit earlier than anticipated in previous mine plans. Including attributable reported ounces from Calibre (14,230 ounces in the first quarter of 2020, previously estimated as 12,000 ounces in the Company's press release dated April 8, 2020), the Company’s total gold production in the first quarter of 2020 was a quarterly record of 264,862 ounces.

In the first quarter of 2020 consolidated cash operating costs (refer to "Non-IFRS Measures") were a quarterly record low of $367 per gold ounce produced ($382 per gold ounce sold), $53 per gold ounce produced (13%) less than budget and $87 per gold ounce produced (19%) less than the first quarter of 2019 (excluding discontinued operations). The Fekola Mine’s cash operating costs were a quarterly record low of $251 per gold ounce produced ($286 per gold ounce sold) for the first quarter of 2020, below budget by $40 per gold ounce produced (14%) and $132 per gold ounce produced (34%) lower than the first quarter of 2019. Including estimated attributable results for Calibre, cash operating costs for the first quarter of 2020 were $389 per gold ounce produced ($405 per gold ounce sold), $49 per gold ounce produced (11%) less than budget and $158 per gold ounce produced (29%) less than the first quarter of 2019. The favourable budget variance and prior period variance was attributable to the strong operating results from all of the Company's operations with above budget gold production and lower than budgeted total cash operating costs at all sites.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the first quarter of 2020 were $695 per gold ounce sold compared to budget of $805 per gold ounce sold and $743 per gold ounce sold for the first quarter of 2019 (excluding discontinued operations). Including estimated attributable results for Calibre, all-in sustaining costs for the first quarter of 2020 were $721 per gold ounce sold compared to budget of $822 per gold ounce sold and $848 per gold ounce sold for the first quarter of 2019. The lower than budgeted all-in sustaining costs in the first quarter of 2020 reflect the lower cash operating costs lower described above as well as lower than budgeted sustaining capital and exploration expenditures. The lower sustaining capital and exploration expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2020.
Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $71 million in the first quarter of 2020 compared to $61 million in the first quarter of 2019. The 16% increase in depreciation expense was primarily due to an 18% increase in the gold ounces sold partially offset by a 2% decrease in the depreciation charge per ounce of gold sold.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $26 million for the first quarter of 2020 compared to $18 million for the first quarter of 2019. The 43% increase in royalties and production taxes resulted mainly from a 22% increase in the gold price realized in the first quarter of 2020 and a 18% increase in gold ounces sold.
Other
General and administrative (“G&A”) costs relate primarily to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the first quarter of 2020 was $10 million which was $5 million lower than the first quarter of 2019. The lower G&A in the first quarter of 2020 resulted from lower bonuses in 2020 compared to 2019 as well as lower legal and travel expenses incurred.

Share-based payment expense for the first quarter of 2020 was $4 million which was in-line with the first quarter of 2019.
Community relations expense for the first quarter of 2020 was $4 million which was $3 million higher than the first quarter of 2019 resulting from two significant donations in the first quarter of 2020: 1,000 ounces of gold, with a value of approximately $2 million, to support black rhino conservation and the communities that protect them in Namibia and a $1 million contribution to the African School of Mines in Mali.

For the first quarter of 2020, the Company's estimate of its share of Calibre's net income was approximately $6 million. Calibre will report its financial results on May 6, 2020. The Company will update any differences in the second quarter of 2020.
The Company reported $5 million in interest and financing expense during the first quarter of 2020 compared to $7 million in the first quarter of 2019. The lower interest and financing expense resulted from lower debt levels and lower interest rates in the first quarter of 2020 compared to the first quarter of 2019.

For the first quarter of 2020, the Company recorded derivative losses of $15 million compared to gains of $6 million in the first quarter of 2019. The losses were driven by fuel forward contracts and interest rate swap derivative instruments and consisted of unrealized losses of $11 million (Q1 2019 - unrealized gain of $5 million) and realized losses of $4 million (Q1 2019 - realized gain of $1 million).

For the first quarter of 2020, the Company recorded a net current income and other tax expense of $63 million compared to $26 million in the first quarter of 2019, consisting of current income tax of $51 million (Q1 2019 - $19 million), the 10% priority dividend to the State of Mali of $10 million (Q1 2019 - $5 million) and withholding tax (on intercompany interest/management fees) of $2 million (Q1 2019 - $2 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the first quarter of 2019, current tax expense was higher primarily as a result of higher income for Fekola in the first quarter of 2020 compared to the first quarter of 2019 and the Otjikoto Mine becoming taxable in the first quarter for 2020 after using all of its loss carryforwards by the end of 2019. For the first quarter of 2020, the Company recorded a deferred income tax expense of $13 million compared to a deferred income tax expense of $12 million in the first quarter of 2019.

For the first quarter of 2019, the Company recorded a loss from discontinued operations of $9 million. The results from discontinued operations relate to El Limon and La Libertad mines, which were sold to Calibre on October 15, 2019.

Net income for the first quarter of 2020 was $83 million compared to $27 million for the first quarter of 2019. For the first quarter of 2020, the Company generated net income attributable to the shareholders of the Company of $72 million ($0.07 per share) compared to $22 million ($0.02 per share) in the first quarter of 2019. Adjusted net income attributable to shareholders of the Company (refer to “Non-IFRS Measures”) for the first quarter of 2020 was $99 million ($0.10 per share) compared to $32 million ($0.03 per share) in first quarter of 2019. Adjusted net income in the first quarter of 2020 excluded share-based payments of $4 million, unrealized losses on derivative instruments of $11 million and a deferred income tax expense of $11 million.

Cash flow provided by operating activities was $216 million in the first quarter of 2020 compared to $86 million in the first quarter of 2019, an increase of $130 million due mainly to higher revenues of $116 million. Higher current income taxes were offset by changes in the current tax payable. Based on current assumptions, including a gold price of $1,500 per ounce for the remainder of 2020, the Company now expects to make total cash income tax payments in 2020 of approximately $145 million ($15 million incurred in the first quarter of 2020) compared to the $115 million previously disclosed. The $30 million increase is principally due to higher forecasted revenues resulting from an increase in gold price assumption from the original budgeted price assumption of $1,350 per ounce to $1,500 per ounce for the balance of 2020.

B2Gold continues to maintain a strong financial position and liquidity. As at March 31, 2020, the Company had cash and cash equivalents of $208 million compared to cash and cash equivalents of $141 million at December 31, 2019. Working capital as at March 31, 2020 was $265 million compared to $242 million at December 31, 2019. As at March 31, 2020, the Company had drawn $175 million under the $600 million RCF.

The Company continues to monitor the ongoing global impact of the COVID-19 pandemic and has sought to increase its overall cash liquidity by retaining a significant portion of cash generated from operations within cash and cash equivalents. As a precautionary measure and given the current uncertainty resulting from the COVID-19 pandemic, on April 8, 2020, the Company completed the draw down of a further $250 million on its $600 million RCF, resulting in a total revised drawn down balance of $425 million and available undrawn capacity of $175 million. The Company currently has no plans to utilize these funds for operating purposes, given its strong financial position, or for acquisitions. The $250 million was drawn to provide additional liquidity flexibility and assurance until the ultimate timing and outcome of the COVID-19 pandemic can be reasonably determined. In addition, the Company continues to monitor a wide range of outcomes on its financial position, including reviewing discretionary capital expenditures. At the present time, the Company has no pending scheduled debt repayment other than normal scheduled repayments on its Caterpillar equipment loan facilities.

Based on current assumptions, including the continued strong operating performance at each of the Company's mines and no other unforeseen work stoppages due to COVID-19, the Company still expects to have the option to repay the entire drawn balance of $425 million under its RCF over the course of the 2020 fiscal year and finish 2020 in a strong net positive cash position.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended
	March 31,
	2020	2019

Gold revenue ($ in thousands)	239,626	151,485
Gold sold (ounces)	150,700	115,800
Average realized gold price ($/ ounce)	1,590	1,308
Tonnes of ore milled	1,746,352	1,729,133
Grade (grams/ tonne)	3.11	2.11
Recovery (%)	93.8	94.1
Gold production (ounces)	164,011	110,349
Cash operating costs(1) ($/ gold ounce sold)	286	397
Cash operating costs(1) ($/ gold ounce produced)	251	383
Total cash costs(1) ($/ gold ounce sold)	414	499
All-in sustaining costs(1) ($/ gold ounce sold)	519	614
Capital expenditures ($ in thousands)	74,133	21,284
Exploration ($ in thousands)	870	2,095
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) had a very strong start to the year with record first quarter gold production of 164,011 ounces, well above budget by 9% (14,011 ounces). This was mainly attributable to higher than budget mined grade from Phase 4 of the Fekola Pit. Compared to the first quarter of 2019, gold production was significantly higher by 49% (53,662 ounces), mainly due to expansion of the Fekola mining fleet and optimization of the pit designs and mine plan, which have provided access to higher grade portions of the Fekola deposit earlier than anticipated in previous mine plans. For the first quarter of 2020, mill throughput was 1.75 million tonnes, exceeding budget by 2.5% and comparable to the first quarter of 2019 (despite planned interruptions in the first quarter of 2020 related to the ongoing mill expansion project). The average grade processed was 3.11 grams per tonne (“g/t”), 7% higher than budget of 2.91 g/t and 47% higher than the 2.11 g/t processed in the first quarter of 2019. Grade was higher due to a decision to temporarily mine higher grade areas in Phase 4 of the Fekola deposit earlier than anticipated in the 2020 mine plan in order to supplement ore stockpiles and ensure the ore is accessed prior to the rainy season. Gold recoveries in the first quarter of 2020 averaged 93.8%, comparable to budget and the first quarter of 2019.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) were a quarterly record low of $251 per gold ounce produced ($286 per gold ounce sold) for the first quarter of 2020, below budget by $40 per gold ounce produced (14%) and $132 per gold ounce produced (34%) lower than the first quarter of 2019. The lower cash operating costs per ounce produced for the first quarter of 2020 compared to budget and the first quarter of 2019 resulted from the higher gold production described above partially offset by higher than budgeted fuel costs. Budgeted fuel costs at Fekola were based on October 2019 actual costs, which then increased in the fourth quarter of 2019. Fuel prices at Fekola have started to trend down again in the first quarter of 2020. However, fuel costs in Mali are set by the Government one month in advance and contain a fixed price component for cross-border freight and clearance costs. In addition, Fekola typically has one to two months of inventory on hand at any point in time, which is drawn down and included in operating costs and per ounce costs as that inventory is utilized. Therefore, reported HFO and diesel costs only partially mirror changes in underlying crude prices and usually with an approximately three month time lag.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2020 were $519 per gold ounce sold compared to a budget of $578 per gold ounce sold and $614 per gold ounce sold in the first quarter of 2019. The lower than budgeted all-in sustaining costs in the first quarter of 2020 reflect the lower cash operating costs described above and lower than budgeted sustaining capital and exploration expenditures ($11 million) partially offset by higher royalties resulting from a higher average gold price realized than budgeted in the first quarter of 2020. The lower sustaining capital and exploration expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2020, except for approximately $3 million of expected absolute savings on the tailings storage facility project.

Capital expenditures in the first quarter of 2020 totalled $74 million primarily consisting of $30 million for mining fleet expansion, $16 million for process plant expansion, $11 million for the solar plant and $5 million for prestripping.

For full-year 2020, the low-cost Fekola Mine is expected to produce between 590,000 and 620,000 ounces of gold at cash operating costs of between $285 and $325 per ounce and all-in sustaining costs of between $555 and $595 per ounce.

Fekola Mine Expansion

The Fekola Mine expansion project has progressed well in the first quarter of 2020 and is scheduled to be completed by the end of the third quarter of 2020. Mining fleet expansion equipment started to arrive on site ahead of schedule in January 2020 and these pieces were commissioned in the first quarter of 2020. The next round of mining fleet expansion equipment continues to arrive on site and is in the process of being commissioned. All mill expansion materials have been ordered and the majority of supplies are on site. Installation of steel and tanks have commenced and more than 50% of the necessary expansion tie-ins have been completed, and a double tailings dam lift is more than 90% done and is expected to be completed ahead of schedule and under budget in the second quarter of 2020.

Fekola Solar Plant

The Fekola solar plant engineering and construction has progressed well in the first quarter of 2020. However, due to issues related to COVID-19, the Company has made the decision to temporarily suspend construction activities on the solar plant. Suspending the solar plant installation is not expected to impact Fekola’s production guidance for 2020 and will increase accommodation availability at the Fekola camp to assist mining operations in isolating more of the critical workforce on site and mitigate COVID-19 related travel and quarantine restrictions. The Company expects the solar plant construction will still be completed within six months of the restart of solar construction activities.

Masbate Mine – Philippines

	Three months ended
	March 31,
	2020	2019

Gold revenue ($ in thousands)	74,414	65,827
Gold sold (ounces)	46,900	50,400
Average realized gold price ($/ ounce)	1,587	1,306
Tonnes of ore milled	1,871,060	1,833,094
Grade (grams/ tonne)	0.90	1.32
Recovery (%)	83.2	73.8
Gold production (ounces)	44,872	57,481
Cash operating costs(1) ($/ gold ounce sold)	661	546
Cash operating costs(1) ($/ gold ounce produced)	722	506
Total cash costs(1) ($/ gold ounce sold)	743	630
All-in sustaining costs(1) ($/ gold ounce sold)	908	743
Capital expenditures ($ in thousands)	4,761	8,444
Exploration ($ in thousands)	1,617	962
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued to perform well through the first quarter of 2020, producing 44,872 ounces of gold, slightly above budget by 2% (782 ounces), as higher-than-budgeted processed grade/recovery more than offset lower-than-budgeted throughput (due to unbudgeted downtime for a SAG mill inspection and reline, maintenance activities and a five day temporary suspension of mining activities due to fuel shortage). Mining activities in the Montana Pit were budgeted to start at the beginning of 2020 but did not commence until early February 2020. Consequently, less waste stripping activity was completed at Montana during the first quarter and more material was mined from the Main Vein Pit. Ore grade, oxide ore tonnage and total ore tonnage mined from the Main Vein Pit were all better than modelled, resulting in higher-than-budgeted grade/recovery. Compared to the first quarter of 2019, gold production was lower by 22% (12,609 ounces), as planned, mainly due to lower budgeted grade. For the first quarter of 2020, mill throughput was 1.87 million tonnes (compared to budget of 2.07 million tonnes and 1.83 million tonnes in the first quarter of 2019). The average grade processed was 0.90 g/t (compared to budget of 0.86 g/t and 1.32 g/t in the first quarter of 2019) and gold recoveries averaged 83.2% (compared to budget of 76.8% and 73.6% in the first quarter of 2019). Oxide ore represented 23% of the processed tonnage for the first quarter of 2020 (versus budget of 6% and 31% in the first quarter of 2019). Ore was mined from both the Main Vein and Montana pits in the first quarter of 2020, with positive variances continuing to be experienced in Main Vein from unbudgeted ore backfill encountered in historic surface and underground mine workings.

The Masbate Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $722 per gold ounce produced ($661 per gold ounce sold) for the first quarter of 2020, below budget by $61 per ounce produced (8%) and $216 per ounce produced higher than the first quarter of 2019. Cash operating costs per gold ounce produced for the first quarter of 2020 were below budget resulting from lower than budget operating costs being incurred, partially due to the lower than budgeted mined tonnage from the Montana Pit, less waste stripping activity than budgeted and the temporary suspension of mining activities in late March 2020 due to disruptions to the fuel supply chain caused by COVID-19. Fuel supply lines were reestablished by the end of March and mining operations recommenced on March 30, 2020. In addition, processing costs were lower as a result of lower processed tonnage in the quarter as described above. Fuel costs at the Masbate Mine for the first quarter of 2020 were lower than budgeted resulting from lower than budgeted fuel costs and haul costs arising from less mining activity in the Montana Pit than budgeted. Compared to the first quarter of 2019, cash operating costs per gold ounce produced in the first quarter of 2020 were higher as expected largely due to the lower ounces produced, as described above, and due to mining in the higher strip ratio Montana pit, which commenced in the first quarter of 2020.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2020 were $908 per gold ounce sold compared to a budget of $1,218 per gold ounce sold and $743 per gold ounce sold in the first quarter of 2019. All-in sustaining costs for the first quarter of 2020 were lower than budget as a result of the lower than budgeted cash operating costs as discussed above, higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures ($7 million), including $3 million to rebuild and replace mobile equipment and $2 million in prestripping which has been delayed due to the COVID-19 pandemic related reduction in mining tonnage as described above. These lower capital expenditures are due to timing differences only and are expected to be incurred later in 2020.

Capital expenditures for the first quarter of 2020 totalled $5 million, including $2 million for mill maintenance, $1 million for prestripping and $1 million for mobile equipment acquisition costs and rebuilds.

Masbate’s gold production is scheduled to be weighted towards the second half of 2020 (54%), as higher grade ore from the new Montana Pit is forecast to be processed during the second half of the year. At the end of April, the government announced a loosening of restrictions in the Philippines that allows Masbate to ramp back up to full staffing and the Company is now mining in both Montana and Main Vein Pits. The temporary reduction in mining fleet and staff is not forecasted to impact Masbate’s production forecast for the second quarter of 2020 or its 2020 annual production guidance.

For full-year 2020, the Masbate Mine is expected to produce between 200,000 and 210,000 ounces of gold in total from the Main Vein and Montana Pits, at cash operating costs of between $665 and $705 per ounce and all-in sustaining costs of between $965 and $1,005 per ounce.

Otjikoto Mine - Namibia

	Three months ended
	March 31,
	2020	2019

Gold revenue ($ in thousands)	66,258	48,604
Gold sold (ounces)	41,900	37,200
Average realized gold price ($/ ounce)	1,581	1,307
Tonnes of ore milled	857,444	801,175
Grade (grams/ tonne)	1.54	1.29
Recovery (%)	98.4	98.6
Gold production (ounces)	41,749	32,712
Cash operating costs(1) ($/ gold ounce sold)	416	519
Cash operating costs(1) ($/ gold ounce produced)	441	602
Total cash costs(1) ($/ gold ounce sold)	480	571
All-in sustaining costs(1) ($/ gold ounce sold)	850	829
Capital expenditures ($ in thousands)	11,732	7,282
Exploration ($ in thousands)	372	331
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, had a solid first quarter, producing 41,749 ounces of gold, 3% (1,363 ounces) above budget, as processed tonnes, grade, and recovery were all slightly better than budget. Compared to the first quarter of 2019, gold production was significantly higher by 28% (9,037 ounces), due to higher grade ore from the Wolfshag Pit in the first quarter of 2020 (in 2019, ore production from the pit only resumed in the second half of the year following prestripping). During the first quarter of 2020, the Otjikoto Mine mill throughput was 0.86 million tonnes (compared to budget of 0.85 million tonnes and 0.80 million tonnes in the first quarter of 2019) at an average grade of 1.54 g/t (compared to budget of 1.51 g/t and 1.29 g/t in the first quarter of 2019) and average gold recoveries of 98.4% (compared to budget of 98.0% and 98.6% in the first quarter of 2019).

For the first quarter of 2020, the Otjikoto Mine's cash operating costs (refer to “Non-IFRS Measures”) were $441 per gold ounce produced ($416 per ounce gold sold), $64 lower than budget (13%) and $161 per ounce (27%) lower compared with the first quarter of 2019. The lower than budgeted cash operating costs per ounce gold produced for the first quarter of 2020 resulted from higher than budgeted ounces produced, lower fuel and reagent costs and a weaker than budgeted Namibian dollar, partially offset by lower than budgeted stockpile adjustments. In the first quarter of 2020, fewer ore tonnes were stockpiled than budgeted as a result of reduced mining rates and adjustments in the mine plan. Compared to the first quarter of 2019, cash operating costs per gold ounce produced in the first quarter of 2020 were lower mainly due to the higher ounces produced as described above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2020 were $850 per gold ounce sold compared to a budget of $943 per gold ounce sold and $829 per gold ounce sold in the first quarter of 2019. All-in sustaining costs for the first quarter of 2020 were lower than budget as a result of the lower than budgeted cash operating costs as discussed above, higher gold ounces sold compared to budget and lower than budgeted sustaining capital expenditures ($2 million). The lower than budgeted sustaining capital expenditures are mainly due to timing differences resulting from COVID-19 related delays and are expected to be incurred later in 2020.

Capital expenditures in the first quarter of 2020 totalled $12 million, primarily consisting of $10 million for prestripping in the Otjikoto Phase 3 and Wolfshag Phase 3 pits and $1 million to rebuild mobile equipment. $2 million to rebuild and replace mobile equipment, $3 million for development of the Wolfshag Underground Mine and $2 million for a power line connection have been delayed due to COVID-19 related reductions in mining and international manufacturing and shipping. These costs are expected to be incurred during the remainder of 2020 as mining operations proceed and the capital projects resume.

The Namibian government had previously communicated that it continues to support safe mining but had directed mines to reduce staffing to minimal levels. The Company had accordingly implemented temporary measures at the Otjikoto Mine to reduce employees active on site to the minimum levels required to continue with mining and milling operations. On April 30, 2020, the government of Namibia announced the end of the Phase 1 lockdown and a partial easing of restrictions which allowed Otjikoto to resume full mining operations. A return to full mining production will be completed within the first week of May. The previous, temporary cessation of waste mining will not impact Otjikoto’s production forecast for the second quarter of 2020 or its 2020 annual production guidance.

For full-year 2020, the Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold, from the Otjikoto and Wolfshag Pits, at cash operating costs of between $480 and $520 per ounce and all-in sustaining costs of between $1,010 and $1,050 per ounce.
2019 Discontinued Operations - El Limon and La Libertad Mines – Nicaragua
El Limon Mine produced 12,231 ounces of gold in the first quarter of 2019 at cash operating costs (refer to “Non-IFRS Measures”) of $881 per gold ounce produced ($991 per gold ounce sold). All-in sustaining costs (refer to "Non-IFRS Measures") for the first quarter of 2019 were $1,524 per gold ounce sold. Capital expenditures in the first quarter of 2019 totalled $7 million which consisted mainly of underground development costs for Santa Pancha and Veta Nueva of $4 million and Limon Central prestripping of $3 million.
La Libertad Mine produced 18,086 ounces of gold in the first quarter of 2019 at cash operating costs of $1,358 per gold ounce produced ($1,295 per gold ounce sold). All-in sustaining costs for the first quarter of 2019 were $1,647 per gold ounce sold. Total capital expenditures in the first quarter of 2019 were $4 million, consisting primarily of tailings storage facility costs of $3 million.
Investment in Calibre
On October 15, 2019, B2Gold completed the sale of the Nicaraguan Assets to Calibre. Prior to closing, B2Gold accounted for the Nicaraguan Assets as discontinued operations for financial reporting purposes in accordance with IFRS 5, Non-current assets held for sale and discontinued operations. The results of the Nicaraguan Assets have been presented as discontinued operations for the first quarter of 2019 in the Condensed Interim Consolidated Statement of Operations and the Condensed Interim Consolidated Statements of Cash Flows. Following completion of the Calibre Transaction and conversion of the convertible debenture, B2Gold currently holds approximately 34% of the total issued and outstanding Calibre common shares. Commencing October 15, 2019, the Company no longer consolidates the results of its Nicaraguan operations in its consolidated financial statements, but rather equity accounts for its 34% ownership interest in Calibre. For the first quarter of 2020, the Company's estimate of its share of Calibre's net income based on publicly available information was approximately $6 million. Calibre will report its financial results on May 6, 2020. The Company will update any differences in the second quarter of 2020.

Attributable share of Calibre production and costs

Based on Calibre's production press release dated April 16, 2020, consolidated production of Calibre for the first quarter of 2020 was 42,085 ounces of which the Company's attributable share was 14,230 ounces (previously estimated as 12,000 ounces per the Company's press release dated April 8, 2020), which was higher than budget. El Limon achieved gold production of 20,636 ounces for the first quarter of 2020, driven by an average mill grade of 5.11 g/t gold and recovery of 89.5% from 130,485 tonnes of ore milled. La Libertad achieved gold production of 21,449 ounces for the first quarter of 2020, from an average mill grade of 1.69 g/t gold and recovery of 94.2% from 393,615 tonnes of ore milled. The Company has assumed that the consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the first quarter of 2020 will be on budget of approximately $779 per ounce and $1,157 per ounce respectively.

On March 25, 2020, Calibre announced that it had temporarily suspended operations and withdrew 2020 guidance as a result of the COVID-19 pandemic. Calibre is expected to provide updated 2020 production and cost guidance when operations restart.

Gramalote Project - Joint Venture with AngloGold Ashanti Limited - Colombia

On January 21, 2020, the Company announced positive results from the Gramalote PEA. The Gramalote PEA was prepared by B2Gold and evaluates recovery of gold from an open-pit mining operation that will move up to 143,000 tonnes per day (“tpd”) (50.0 million tonnes per annum ("Mtpa")), with a 30,137 tpd (11.0 Mtpa) processing plant that includes crushing, grinding, flotation, with fine grinding of the flotation concentrate and agitated leaching of both the flotation concentrate and the flotation tails, followed by a carbon-in-pulp recovery process to produce doré bullion. The Gramalote PEA is based solely on production from Gramalote Ridge and does not include potential production from the nearby Trinidad deposit, which has a current Inferred Mineral Resource estimate, and the Monjas West zone. The Mineral Resource estimate for Gramalote Ridge that forms the basis for the Gramalote PEA includes Indicated Mineral Resources of 70,110,000 tonnes grading 0.92 g/t gold for a total of 2,070,000 ounces of gold and Inferred Mineral Resources of 79,030,000 tonnes grading 0.79 g/t gold for a total of 2,010,000 ounces of gold.

The Gramalote PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Based on the positive results from the Gramalote PEA, the Company believes that the Gramalote Project has the potential to become a large, low-cost open-pit gold mine, subject to completion of ongoing infill drilling, which commenced in November 2019, and the results of a final feasibility study expected in the first quarter of 2021. The Environmental Impact Study and Project Implementation Plans for the Gramalote Project have been fully approved by the National Authority of Environmental Licenses of Colombia. Due to the desired modifications to the processing plant and infrastructure locations, a Modified Environment Impact Study and a Modified Project Implementation plan were submitted and are currently in the final approval process. If the final economics of the feasibility study are positive and the joint venture makes the decision to develop Gramalote as an open-pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities and operate the mine on behalf of the joint venture. The Gramalote Project has several key infrastructure advantages, including: reliable water supply - high rainfall region and located next to the Nus River; adjacent to a national highway, which connects directly to Medellin and to a major river with port facilities, capable of bringing supplies by barge to within 70 km of the site; proximity to the national electricity grid with ample low-cost power and a stable record of hydroelectric power; and a skilled labour workforce within Colombia. In addition, B2Gold expects the Gramalote Project to benefit from several key operational advantages, including: excellent metallurgical characteristics of the ore, which results in high recovery rates at low processing costs; relatively low strip ratio in the mine; and ability to mine and process higher grade ore in the initial years of the mine life resulting in improved project economics.

Following amendments to the Gramalote Project joint venture agreement in December 2019, B2Gold was appointed as manager of the joint venture as of January 1, 2020. In the first quarter of 2020, the Company sole-funded $12.5 million of expenditures on the Gramalote Project, which resulted in the Company's interest being increased to 50%. Upon completion of an additional sole-funded amount of approximately $1.4 million, the Company will have met its sole-funding obligation of $13.9 million under the amended joint venture agreement. Thereafter, each of B2Gold and AngloGold will fund its share of expenditures pro rata.

On March 30, 2020 B2Gold announced that at the Gramalote Project, infill drilling of the Inferred Mineral Resource would be temporarily suspended due to COVID-19, while other aspects of the Feasibility Study would continue to advance. The decision was taken considering the National Emergency and National Quarantine announced by the Colombian government and after consultation with surrounding communities and various levels of Colombian government. The Company expects that the suspension of drilling will likely delay the completion of the Gramalote project feasibility study to the first quarter of 2021.

On April 27, 2020, the Colombian government in Antioquia commenced a tightly regulated process of returning manufacturing and construction industries back to work while still maintaining strict controls over public movement. Working with Colombian authorities, the Company is preparing the reactivation of operational activities at the Gramalote Project, starting with the conditioning of Gramalote’s facilities, installation of monitoring technology, and development of COVID-19 management protocols. When those activities are completed, the Company will be able to reactivate some operational activities, including the recommencement of drilling with a reduced number of drills.
LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. As at March 31, 2020, the Company had cash and cash equivalents of $208 million compared to cash and cash equivalents of $141 million at December 31, 2019. Working capital as at March 31, 2020 was $265 million compared to $242 million at December 31, 2019.

The Company has an RCF with a syndicate of international banks for an aggregate amount of $600 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of May 9, 2023. As at March 31, 2020, the Company had drawn $175 million under the $600 million RCF. The RCF bears interest on a sliding scale of between LIBOR plus 2.125% to 2.75% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.48% and 0.62%. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at March 31, 2020, the Company was in compliance with these debt covenants.

The Company continues to monitor the ongoing global impact of the COVID-19 pandemic and has sought to increase its overall cash liquidity by retaining a significant portion of cash generated from operations within cash and cash equivalents. As a precautionary measure and given the current uncertainty resulting from the COVID-19 pandemic, on April 8, 2020, the Company completed the draw down of a further $250 million on its $600 million RCF, resulting in a total revised drawn down balance of $425 million and available undrawn capacity of $175 million. The Company currently has no plans to utilize these funds for operating purposes, given its strong financial position, or for acquisitions. The $250 million was drawn to provide additional liquidity flexibility and assurance until the ultimate timing and outcome of the COVID-19 pandemic can be reasonably determined. At the present time, the Company has no pending scheduled debt repayment other than normal scheduled repayments on its Caterpillar equipment loan facilities.

Based on current assumptions, including the continued strong operating performance at each of the Company's mines and no other unforeseen work stoppages due to COVID-19, the Company still expects to have the option to repay the entire drawn balance of $425 million under its RCF over the course of the 2020 fiscal year and finish 2020 in a strong net positive cash position. The Company’s ongoing strategy is to continue to maximize profitable production from its mines, reduce debt, expand the Fekola Mine throughput and annual production, further advance its pipeline of development and exploration projects and evaluate exploration opportunities.

During the first quarter of 2020, the Company repaid $25 million on its RCF, leaving an RCF outstanding balance of $175 million as at March 31, 2020.

For the first quarter of 2020, resource property expenditures totalled $113 million. The most significant expenditures were on the Fekola Mine with expenditures of $74 million, the Masbate Mine had capital expenditures of $5 million, the Otjikoto Mine had capital expenditures of $12 million and the Company contributed $12.5 million towards the Gramalote Project.

As at March 31, 2020, the Company had the following commitments (in addition to those disclosed elsewhere in the management's discussion and analysis):
•For payments at the Fekola Mine of $24 million for mobile equipment, $11 million related to the solar plant, $2 million for the plant expansion, $1 million related to the tailings storage facility and $4 million related to other smaller projects, all of which is expected to be incurred in 2020.
•For payments of $1 million for fleet management systems at the Otjikoto Mine, all of which is expected to be incurred in 2020.

Derivative financial instruments

Forward contracts - fuel oil, gas oil, diesel
The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. During the first quarter of 2020, the Company entered into additional forward contracts for the purchase of 26,141,000 litres of fuel oil and forward contracts for the purchase of 22,426,000 litres of gas oil with settlements scheduled between May 2020 and April 2022. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at March 31, 2020:

	2020	2021	2022	Total
Forward – fuel oil:
Litres (thousands)	18,052	13,671	4,596	36,319
Average strike price	$0.28	$0.23	$0.26	$0.26

Forward – gas oil:
Litres (thousands)	21,846	13,593	3,937	39,376
Average strike price	$0.43	$0.33	$0.33	$0.39

Forward – diesel:
Litres (thousand)	1,155	—	—	1,155
Average strike price	$0.57	$—	$—	$0.57

Collars - fuel oil:
Litres (thousand)	15,245	11,055	—	26,300
Average ceiling price	$0.26	$0.26	$—	$0.26
Average floor price	$0.38	$0.39	$—	$0.38

Collars - gas oil:
Litres (thousand)	5,008	6,439	—	11,447
Average ceiling price	$0.40	$0.40	$—	$0.40
Average floor price	$0.57	$0.57	$—	$0.57

The unrealized fair value of these contracts at March 31, 2020 was $(11) million.

Subsequent to March 31, 2020, the Company entered into additional forward contracts for the purchase of 34,744,000 litres of fuel oil at an average strike price of $0.24 per litre, and 19,737,000 litres of gas oil at an average strike price of $0.32 per litre, with settlements scheduled between May 2020 and April 2022.
Interest rate swaps
On January 24, 2019, the Company entered into a series of interest swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of between 2.36% and 2.67%. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL. The unrealized fair value of these contracts at March 31, 2020 was $(3) million.

Operating activities

Cash flow provided by operating activities was $216 million in the first quarter of 2020 compared to $86 million in the first quarter of 2019, an increase of $130 million due mainly to higher revenues of $116 million. Higher current income taxes were offset by changes in the current tax payable. Based on current assumptions, including a gold price of $1,500 per ounce for the remainder of 2020, the Company now expects to make total cash income tax payments in 2020 of approximately $145 million ($15 million incurred in the first quarter of 2020) compared to the $115 million previously disclosed. The $30 million increase is principally due to higher forecasted revenues resulting from an increase in gold price assumption from the original budgeted price assumption of $1,350 per ounce to $1,500 per ounce for the balance of 2020.
Financing activities
The Company’s cash from financing activities for the first quarter of 2020 was a net outflow of $32 million. During the first quarter of 2020, the Company received proceeds from the exercise of stock options of $16 million, repayments of $25 million on the RCF, made equipment loan facility repayments of $11 million and interest and commitment fee payments of $4 million.

On February 27, 2020, B2Gold's Board of Directors declared a quarterly cash dividend of $0.01 per common share, which was paid on March 23, 2020 to shareholders of record as of March 9, 2020 in the amount of $10 million. This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

As part of the Company's long-term strategy to maximize shareholder value, B2Gold expects to declare future dividends quarterly at the same level (which on an annualized basis would amount to $0.04 per common share) and may consider increases to the dividend rate depending on available cash flows and planned capital needs later in the year. The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board of Directors, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the Company's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board of Directors deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

Investing activities

For the first quarter of 2020, resource property expenditures totalled $113 million. The most significant expenditures were on the Fekola Mine with expenditures of $74 million, the Masbate Mine had capital expenditures of $5 million, the Otjikoto Mine had capital expenditures of $12 million and the Company contributed $13 million towards the Gramalote Project (refer to “Review of Mining Operations and Development Projects" section for additional details of capital expenditures). Other development and exploration expenditures for the first quarter of 2020 were $9 million. Although there may be differences between the budgeted and actual timing of the Company's capital expenditures for 2020, the Company does not currently expect any significant changes to its overall budgeted capital expenditures for the year.

Exploration
Resource property expenditures on exploration are disclosed in the table below.

	For the three months ended March 31, 2020	For the three months ended March 31, 2019
	$	$
	(000’s)	(000’s)
Fekola Mine, exploration	870	2,095
Masbate Mine, exploration	1,617	962
Otjikoto Mine, exploration	372	331
Anaconda Regional, exploration	2,854	238
Toega Project, exploration	680	471
Kiaka Project, exploration	495	480
Ondundu Project, exploration	183	207
Finland Properties, exploration	374	220
Other	1,919	1,617

	9,364	6,621

The total exploration budget for 2020 is approximately $51 million, excluding drilling included in the Gramalote joint venture budget. Exploration at existing properties will once again focus predominantly in West Africa, as well as the other operating mine sites in Namibia and the Philippines with a budget of $33 million. The Company has also allocated an additional $18 million for its grassroots exploration programs for 2020.

Fekola Mine

In 2020, approximately $18 million is budgeted to be spent on exploration in Mali. The Company plans to focus on expanding the main Fekola deposit to the north and test several near mine potential open pit targets such as Fekola South, Cardinal, FNZ and Kingfisher structures with an allocation of approximately 20,000 metres of drilling. In January 2020, drilling recommenced in Mali.
On January 16, 2020, the Company announced an updated Fekola Mineral Resource estimate based on the cumulative 240,000 metres of exploration drilling to date in 1,124 drill holes (including 120,000 metres in 501 holes drilled by B2Gold since June 2014). The updated Fekola Indicated Mineral Resource estimate as at December 31, 2019 is 110,600,000 tonnes at 1.70 g/t gold for a total of 6,052,000 ounces of gold constrained within a $1,500 per ounce gold pit shell above a cut-off grade of 0.5 g/t gold. When compared to the December 31, 2018 Fekola Indicated Mineral Resource estimate, the updated Indicated Mineral Resource estimate has increased by 1,290,000 ounces of gold (15.4%) (after adjusting for the 455,810 ounces of gold produced in 2019). The updated Fekola Indicated Mineral Resource estimate as at December 31, 2019 provided the basis for an updated design pit and new Fekola Probable Mineral Reserve estimate, which is was published on March 20, 2020 as part of the Fekola Technical Report. The current Fekola Mineral Reserve design pit is located well within the updated Fekola Mineral Resource pit.

Drilling is ongoing at Fekola, including an infill and exploration program on the Cardinal zone, less than one km west of the Fekola Mine open pit.

Anaconda Regional

In 2020, the Company has budgeted approximately 41,000 metres of diamond drilling and RC drilling on several zones in the Anaconda Area, located approximately 20 kilometres from Fekola. Exploration will focus on increasing the known saprolite resources at the Adder and Mamba zones and further testing the underlying sulphide mineralization at the Mamba zone. At Adder, drilling has extended the strike extent of mineralization up to 1 kilometre north of the known resource area. At Mamba, recent drilling has extended the high-grade mineralized saprolite zone by approximately 600 metres, resulting in more than 1 kilometre of known strike length, and has led to the discovery of a continuous bedrock sulphide zone down plunge of the Mamba zone's saprolite mineralization. This Fekola-style, south-plunging body of sulphide mineralization remains open down plunge and will be the subject of extensive drilling in 2020.
Masbate Mine

The Masbate exploration budget for 2020 is $8 million, including approximately 25,000 metres of diamond and reverse circulation drilling. The 2020 exploration program will focus on drill testing the most prospective Inferred Mineral Resources below existing design pits to determine if existing open pits can be expanded. Several grassroot greenfield targets that have seen variable exploration and drilling will be further tested with mapping, trenching and drilling as well.

Otjikoto Mine and Regional Exploration

The total exploration budget for Namibia in 2020 is $4 million. Exploration in 2020 will include 19,500 metres of diamond drilling and 3,300 metres of RAB drilling split between the Otjikoto Mine and the Ondundu joint venture, located approximately 200 kilometres southwest of Otjikoto. The majority of the diamond drilling will be allocated towards testing the Wolfshag zone and near Wolfshag open pit and underground targets.

Other Greenfield Exploration

Given B2Gold’s exploration teams successful discovery history, the Company has budgeted $18 million for greenfield exploration opportunities internationally in 2020, as it continues to pursue early stage exploration discoveries through property acquisitions and joint ventures with junior exploration companies.
CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 4 and 5 of its audited consolidated financial statements for the year ended December 31, 2019. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
COVID-19 estimation uncertainty
A global pandemic related to COVID-19 was declared in March 2020. The current and expected impacts on global commerce have been, and are anticipated to be, far-reaching. To date, there has been significant volatility in commodity prices and foreign exchange rates, restrictions on the conduct of business in many jurisdictions, including travel restrictions, and supply chain disruptions. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impact that it may have.

The areas of judgement and estimation uncertainty for the Company which may be impacted include estimates used to determine recoverable reserves and resources, estimates used to determine the recoverable amounts of long-lived assets, estimates used to determine the recoverable amounts of value-added tax receivables and estimates regarding deferred income taxes and valuation allowances. Changes related to these could be material.
Mineral reserve and resource estimates
Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets
Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived asset requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs, future metal prices, foreign exchange rates, taxation rates, and discount rates in its life-of-mine plans and preparation of updated technical studies when relevant. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.
Value-added tax receivables
The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.
Current and deferred income taxes
The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.
Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.
Uncertain tax positions
The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.
The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.
The Gramalote joint venture received notice from the Colombian Tax Office (DIAN) that it disagreed with the Company’s tax treatment of certain items in the 2013 and 2014 income tax returns resulting in assessments with additional income taxes and penalty fines. These assessments are currently being appealed by the Gramalote Joint Venture and the outcome of these appeals cannot be determined at this time. The Company does not believe that its share of any taxes payable under the assessments are material and no provision for any amounts that may be payable have been recorded at this time, pending the outcome of the appeal process.
Determination of control or significant influence over investees
The assessment of whether the Company has a significant influence over an investee requires the application of judgement when assessing factors that could give rise to a significant influence. Factors evaluated when making a judgement of control or significant influence over an investee include, but are not limited to, ownership percentage, representation on the board of directors, participation in the policy-making process, material transactions and contractual arrangements between the Company and the investee, interchange of managerial personnel, provision of essential technical information and potential voting rights. In evaluating these factors, the Company determines the level of power over the investee the Company has.
Changes in the Company's assessment of the factors used in determining if control or significant influence exists over an investee would impact the accounting treatment of the investment in the investee.

Joint arrangements
The Company is party to a number of arrangements over which it has determined it does not have control. Judgement is required in determining whether joint control over these arrangements exists, which parties have joint control and whether each arrangement is a joint venture or joint operation. In assessing whether the Company has joint control, the activities of each arrangement are analysed to determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgements around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, the Company generally considers decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. The Company may also consider other activities including, but not limited to, the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel and representation on the Board of Directors. When circumstances or contractual terms change, the Company reassesses the control group and the relevant activities of the arrangement.
If the Company has joint control over an arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether the Company has rights to the assets, and obligations for the liabilities, relating to the arrangement or whether the Company has rights to the net assets of the arrangement. In making this determination, the Company reviews the legal form of the arrangement, the terms of the contractual arrangement and other relevant facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement does not give the Company rights to the assets and obligations for the liabilities, an assessment of the other relevant facts and circumstances is required. This includes whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of the other relevant facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgement and is specific to each arrangement.
RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
In the first quarter of 2020, the Company moved its Vancouver office staff and several site administrative staff to work from home. This has resulted in certain processes and controls that were previously performed or documented manually to be completed and retained electronically. There were no significant changes to the processes and controls at the sites for the period. Despite the changes required by the current environment, the Company’s management has determined that there has been no significant changes in the Company’s internal control over financial reporting during the three months ended March 31, 2020, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended March 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	43,101	31,010	17,445	91,556	11,085	102,641
Royalties and production taxes	19,218	3,852	2,661	25,731	2,465	28,196

Total cash costs	62,319	34,862	20,106	117,287	13,550	130,837

Gold sold (ounces)	150,700	46,900	41,900	239,500	14,230	253,730

Cash operating costs per ounce ($/ gold ounce sold)	286	661	416	382	779	405

Total cash costs per ounce ($/ gold ounce sold)	414	743	480	490	952	516

	For the three months ended March 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$		$

Production costs	46,028	27,517	19,292	92,837	11,302	22,363	33,665	—	126,502
Royalties and production taxes	11,796	4,220	1,938	17,954	1,021	481	1,502	—	19,456

Total cash costs	57,824	31,737	21,230	110,791	12,323	22,844	35,167	—	145,958

Gold sold (ounces)	115,800	50,400	37,200	203,400	11,404	17,272	28,676	—	232,076

Cash operating costs per ounce ($/ gold ounce sold)	397	546	519	456	991	1,295	1,174	—	545

Total cash costs per ounce ($/ gold ounce sold)	499	630	571	545	1,081	1,323	1,226	—	629

Cash operating costs per gold ounce produced
In addition to Cash operating costs on a per gold ounce sold basis, the Company also presents Cash operating costs on a per gold produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended March 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	43,101	31,010	17,445	91,556	11,085	102,641
Inventory sales adjustment	(1,935)	1,384	965	414	—	414

Cash operating costs	41,166	32,394	18,410	91,970	11,085	103,055

Gold produced (ounces)	164,011	44,872	41,749	250,632	14,230	264,862

Cash operating costs per ounce ($/ gold ounce produced)	251	722	441	367	779	389

	For the three months ended March 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$		$

Production costs	46,028	27,517	19,292	92,837	11,302	22,363	33,665	—	126,502
Inventory sales adjustment	(3,711)	1,547	389	(1,775)	(532)	2,199	1,667	—	(108)

Cash operating costs	42,317	29,064	19,681	91,062	10,770	24,562	35,332	—	126,394

Gold produced (ounces)	110,349	57,481	32,712	200,542	12,231	18,086	30,317	—	230,859

Cash operating costs per ounce ($/ gold ounce produced)	383	506	602	454	881	1,358	1,165	—	547

All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The World Gold Council standard became effective January 1, 2014. On November 16, 2018, the World Council announced an update to its Guidance Note on all-in sustaining costs with application effective starting January 1, 2019. This update provides additional transparency about the costs of gold production and support further consistency of application of the Guidance Note. The major updates to the Guidance Note include providing a more specific definition of non-sustaining costs as those costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation in the future. The Guidance Note has defined ‘material benefit’ as an increase of at least 10% in annual or life of mine production, net present value or reserves compared to the remaining life of the operation. In addition, the Guidance Note has been updated to clarify that production phase capitalized stripping only meets the definition of non-sustaining if the stripping is expected to take at least 12 months and the subsequent ore production phase is expected to be more than 5 years. The Company adopted the updates to the Guidance Note, effective January 1, 2019.

Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs/PSUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended March 31, 2020:

	For the three months ended March 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment Mine	Grand Total
	$	$	$	$	$	$	$

Production costs	43,101	31,010	17,445	—	91,556	11,085	102,641
Royalties and production taxes	19,218	3,852	2,661	—	25,731	2,465	28,196
Corporate administration	1,302	547	1,303	7,036	10,188	2,914	13,102
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	2,844	2,844	—	2,844
Community relations	1,291	357	2,086	—	3,734	—	3,734
Reclamation liability accretion(2)	145	123	112	—	380	—	380
Realized losses on derivative contracts	91	40	25	—	156	—	156
Sustaining lease expenditures	193	358	103	175	829	—	829
Sustaining capital expenditures(3)	11,971	4,704	11,552	—	28,227	—	28,227
Sustaining mine exploration(3)	870	1,617	331	—	2,818	—	2,818

Total all-in sustaining costs	78,182	42,608	35,618	10,055	166,463	16,464	182,927

Gold sold (ounces)	150,700	46,900	41,900	—	239,500	14,230	253,730

All-in sustaining cost per ounce ($/ gold ounce sold)	519	908	850	—	695	1,157	721
(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka and Toega.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2020:

	For the three months ended March 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	74,133	4,761	11,732	90,626	—	90,626
Mine expansion equipment	(32,858)	—	—	(32,858)	—	(32,858)
Plant expansion	(15,972)	—	—	(15,972)	—	(15,972)
Solar plant	(11,251)	—	—	(11,251)	—	(11,251)
Other	(1,224)	(44)	—	(1,268)	—	(1,268)
Workshop upgrade	(857)	—	—	(857)	—	(857)
Land acquisitions	—	(13)	—	(13)	—	(13)
Underground development	—	—	(180)	(180)	—	(180)

Sustaining capital expenditures	11,971	4,704	11,552	28,227	—	28,227

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2020:

	For the three months ended March 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	870	1,617	372	2,859	—	2,859
Regional exploration	—	—	(41)	(41)	—	(41)

Sustaining mine exploration	870	1,617	331	2,818	—	2,818

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended March 31, 2019:

	For the three months ended March 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$	$

Production costs	46,028	27,517	19,292	—	92,837	11,302	22,363	33,665	—	126,502
Royalties and production taxes	11,796	4,220	1,938	—	17,954	1,021	481	1,502	—	19,456
Corporate administration	1,410	659	1,922	10,795	14,786	571	421	992	—	15,778
Share-based payments – RSUs/DSUs(1)	20	—	—	785	805	—	—	—	—	805
Community relations	447	111	120	—	678	353	56	409	—	1,087
Reclamation liability accretion(2)	179	147	128	—	454	113	212	325	—	779
Realized (gains) losses on derivative contracts	(311)	(307)	(193)	—	(811)	—	9	9	—	(802)
Sustaining lease expenditures	194	306	83	174	757	—	—	—	—	757
Sustaining capital expenditures(3)	9,188	4,647	7,282	—	21,117	4,013	4,351	8,364	—	29,481
Sustaining mine exploration(3)	2,095	158	254	—	2,507	—	533	533	—	3,040

Total all-in sustaining costs	71,046	37,458	30,826	11,754	151,084	17,373	28,426	45,799	—	196,883

Gold sold (ounces)	115,800	50,400	37,200	—	203,400	11,404	17,272	28,676	—	232,076

All-in sustaining cost per ounce ($/ gold ounce sold)	614	743	829	—	743	1,523	1,646	1,597	—	848

(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka and Toega.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2019:

	For the three months ended March 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Operating mine capital expenditures	21,284	8,444	7,282	37,010	7,429	4,351	11,780	—	48,790
Mobile equipment purchases	(4,876)	—	—	(4,876)	—	—	—	—	(4,876)
Fadougou relocation	(4,850)	—	—	(4,850)	—	—	—	—	(4,850)
Carryover construction cost	(1,738)	—	—	(1,738)	—	—	—	—	(1,738)
Plant expansion	(632)	—	—	(632)	—	—	—	—	(632)
Masbate processing plant upgrade	—	(3,770)	—	(3,770)	—	—	—	—	(3,770)
Other	—	(27)	—	(27)	—	—	—	—	(27)
Limon Central	—	—	—	—	(3,196)	—	(3,196)	—	(3,196)
Plant upgrade	—	—	—	—	(159)	—	(159)	—	(159)
Limon tailings project	—	—	—	—	(61)	—	(61)	—	(61)

Sustaining capital expenditures	9,188	4,647	7,282	21,117	4,013	4,351	8,364	—	29,481

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2019:

	For the three months ended March 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Disc. Operations	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$	$	$

Operating mine exploration	2,095	962	331	3,388	465	1,146	1,611	—	4,999
Regional exploration	—	(804)	(77)	(881)	(465)	(613)	(1,078)	—	(1,959)

Sustaining mine exploration	2,095	158	254	2,507	—	533	533	—	3,040

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring and significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.
A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended
	March 31,
	2020	2019
	$	$
	(000’s)	(000’s)

Net income attributable to shareholders of the Company for the period:	72,287	22,295
Adjustments for non-recurring and significant recurring non-cash items:
Share-based payments	3,600	4,609
Unrealized losses (gains) on derivative instruments	10,848	(5,444)
Non-cash modification of Calibre receivable	689	—
Deferred income tax expense	11,465	10,118

Adjusted net income attributable to shareholders of the Company for the period	98,889	31,578

Basic weighted average number of common shares outstanding (in thousands)	1,035,032	1,001,410

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.10	0.03

SUMMARY OF QUARTERLY RESULTS

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2020	2019	2019	2019	2019	2018	2018	2018
Gold revenue ($ in thousands)	380,298	313,659	310,783	267,213	263,982	230,910	280,044	242,311
Net income (loss) for the period ($ in thousands)	83,008	182,413	65,583	41,322	26,523	(49,676)	16,036	21,333
Earnings (loss) per share (1) – basic ($)	0.07	0.17	0.05	0.04	0.02	(0.06)	0.01	0.02
Earnings (loss) per share (1) – diluted ($)	0.07	0.17	0.05	0.04	0.02	(0.06)	0.01	0.02
Cash flows from operating activities ($ in thousands)	216,213	144,905	167,834	92,816	86,419	74,145	143,235	86,211
Gold sold, excluding discontinued operations (ounces)	239,500	211,800	208,900	203,700	203,400	188,029	232,209	188,029
Average realized gold price ($/ ounce)	1,588	1,481	1,488	1,312	1,298	1,233	1,209	1,289
Gold produced, excluding discontinued operations (ounces)	250,632	228,406	213,278	208,890	200,542	201,601	206,947	207,576
Gold produced, total including discontinued operations and Calibre Equity Investment (ounces)	264,862	245,140	258,200	246,020	230,859	231,687	242,040	240,093
Cash operating costs (2) ($/ gold ounce sold)	405	479	507	543	545	507	496	489
Total cash costs (2) ($/ gold ounce sold)	516	579	603	624	629	590	571	573
All-in sustaining costs (2) ($/ gold ounce sold)	721	882	807	914	848	812	717	758
Adjusted net income (1)(2) ($ in thousands)	98,889	68,759	88,747	48,640	31,578	3,197	38,132	43,291
Adjusted earnings per share (1)(2) – basic ($)	0.10	0.07	0.09	0.05	0.03	0.00	0.04	0.04
1.Attributable to the shareholders of the Company.
2.Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Quarterly gold revenue in the third quarter of 2018 increased from the second quarter of 2018 due to higher ounces sold offset by a lower realized gold price. Quarterly gold revenue in the fourth quarter of 2018 decreased from the third quarter of 2018 due to the timing of bullion shipments. Quarterly gold revenue in the four quarters of 2019 increased from the quarters in 2018 due to the higher gold price realized. Net income in 2018 reflects the results of the low-cost Fekola production. The net loss in the fourth quarter of 2018 reflects an impairment loss of $34 million relating to La Libertad Mine and $9 million of mineral property interest write-downs. The net income in the fourth quarter of 2019 reflects an impairment reversal of $70 million related to the Masbate Mine, net of deferred income tax expense and the gain on sale of Nicaraguan Assets of $40 million. The results of the first quarter of 2020 reflect the increased production from the Fekola Mine as result of the mining expansion.
Quarterly cash flows provided by operating activities starting in the second quarter of 2018 reflect the timing of gold sales and the average realized gold price.

SUMMARY AND OUTLOOK
Based on current assumptions for 2020, B2Gold remains well positioned for continued strong operational and financial performance. Total consolidated production guidance remains at between 1,000,000 and 1,055,000 ounces of gold; consolidated cash operating costs are forecast to be between $415 and $455 per ounce and consolidated all-in sustaining costs are forecast to be between $780 and $820 per ounce. We remain on guidance even though at the end of the first quarter of 2020, Calibre Mining Corp. (34% owned by B2Gold) announced the temporary suspension of its Nicaraguan operations due to COVID-19, creating uncertainty as to what portion of the remaining forecasted production ounces from Calibre would be realized in 2020. However, given that the Company’s three operating mines are already 16,156 ounces ahead of budget at the end of the first quarter of 2020, the Company has determined that its overall consolidated production and financial guidance should be maintained. The Company is on schedule to realize a significant increase in gold production from the Fekola Mine in 2020 (approximately 600,000 ounces) based on the addition of a larger mining fleet, the optimization of the mining sequence and the mill expansion. B2Gold's construction team is on schedule to complete the Fekola mill expansion in the third quarter of 2020, which along with the larger mining fleet will significantly increase mill throughput, yielding projected annual production averaging 550,000 ounces of gold over the next five years based on current assumptions.
While B2Gold remains in a very strong financial position, the Company drew down $250 million on its Revolving Credit Facility in early April 2020. This was a purely precautionary measure given the current global economic environment caused by the COVID-19 pandemic and the Company expects to continue to generate net cash flows through the balance of 2020 and finish 2020 in a significant net positive cash position.

Despite some of the challenges that the current COVID-19 pandemic has created in each of the locations where the Company operates or is head-quartered, the Company continues to operate virtually unimpeded. The Company is very of proud of its employees' dedication and resilience in these challenging times and believes it is in part due to the executive team's and mine employees' years of experience in all aspects of international mining, and our culture of fairness, respect and transparency. That resilience is reflected in the Company's record first quarter of 2020 results.

In conjunction with this success, we are also very mindful of the communities where we operate and continue to assist local and national governments in their efforts to respond to the COVID-19 crisis. B2Gold would like to thank all levels of government in the countries for working with the Company in mutually trusting relationships during these challenging times.

B2Gold is helping to ensure food security and is providing support for medical equipment and health services to local communities around our mining operations. In Metro Vancouver, B2Gold is contributing CDN$500,000 to support three local community organizations. In Mali, B2Gold has committed US$500,000 including funds for much needed medical supplies; in the Philippines, B2Gold has committed US$415,000 to assist families with food and basic medical requirements; and in Namibia, we have committed US$321,000, with a focus on hygiene, sanitation and food security within urban townships.

In addition, to managing its operations through these current challenging times, B2Gold will also look forward through the balance of 2020 and beyond and remain committed to continuing to execute on its strategic objectives. The Company's ongoing strategy is to continue to maximize profitable production from its mines, reduce debt, expand the Fekola Mine throughput and annual production, further advance its pipeline of development and exploration projects, evaluate opportunities and continue to pay a dividend.
OUTSTANDING SHARE DATA
At May 5, 2020, 1,039,994,619 common shares were outstanding. In addition, there were approximately 27.8 million stock options outstanding with exercise prices ranging between Cdn.$1.12 to Cdn.$6.13 per share, approximately 4.7 million RSUs outstanding and approximately 1.7 million PSUs outstanding.

CAUTION ON FORWARD-LOOKING INFORMATION

Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates. In respect of La Libertad and El Limon mines, production is presented on a 100% basis for the period up until October 14, 2019 and on a 34% basis thereafter (to reflect B2Gold's current approximate interest in Calibre).

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance events, gold production and sales, revenues and cash flows, capital and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets, on a consolidated and mine-by-mine basis; the impact of the COVID-19 pandemic on B2Gold’s operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company’s workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on its business; future or estimated mine life, metal price assumptions, ore grades and sources, recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold remaining well positioned for continued strong operational and financial performance in 2020; projected consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020; projected consolidated cash operating costs of between $415 and $455 per ounce and all-in sustaining costs of between $780 and $820 per ounce in 2020; the anticipated repayment of the outstanding RCF balance in 2020; future debt levels; the realization of a significant increase in gold production from Fekola in 2020; the completion of the mill expansion at Fekola and the timing, results and costs thereof; the Fekola expansion being expected to increase gold production to an average of 550,000 ounces per year during the five-year period 2020-2024; the anticipated cost, timing and results for the addition of a solar plant to the Fekola Mine, including the timing to complete following restart of construction; production levels and B2Gold's attributable share of production of El Limon and La Libertad; the results of the Gramalote PEA; the completion and results of a feasibility study at Gramalote and its potential to become a large low-cost open pit gold mine; the availability of future takedowns under the RCF; the RCF and operating cash flows allowing B2Gold to meet its current obligations as they come due and providing financial flexibility to advance existing assets and pursue exploration opportunities; the potential payment of future dividends, including the timing and amount of any such dividends; planned exploration, the potential results of such exploration and the expected budgets, methods, targets and locations of such exploration; and B2Gold remaining focused on reducing debt. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; and the ramifications thereof; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Mine; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the outcome of the ongoing tax assessment by the Colombian Tax Office (DIAN) in respect of the Gramalote Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, including the impact of the temporary suspension of operations in Nicaragua and withdrawal of Calibre's annual forecasted gold production and potential dilution of B2Gold's interest in Calibre; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this

MD&A may refer to “mineral resources,” "indicated mineral resources" or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and have not historically been permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource,” "indicated mineral resource" or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this MD&A containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies subject to Industry Guide 7 have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves." Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS

Bill Lytle, Senior Vice President of Operations, a qualified person under NI 43-101, has approved the disclosure of all other scientific and technical information related to operation matters contained in this MD&A. Tom Garagan, Senior Vice President of Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.